      REPORTS

Exhibit 99.2

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of our Chief Executive Officer and our Chief Financial Officer we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the Internal Control‑Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, we have concluded that as of December 31, 2016, our internal control over financial reporting is effective.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even those systems determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2016, has been audited by Deloitte LLP, the Independent Registered Public Accounting Firm, who also audited the Company’s Consolidated Financial Statements for the year ended December 31, 2016.

/s/ Ian C. Dundas	/s/ Jodine J. Jenson Labrie
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer

Calgary, Alberta

February 24, 2017

ENERPLUS 2016 FINANCIAL SUMMARY               39

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Enerplus Corporation

We have audited the internal control over financial reporting of Enerplus Corporation and subsidiaries (the “Company”) as of December 31, 2016, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2016 of the Company and our report dated February 24, 2017 expressed an unmodified/unqualified opinion on those financial statements.

/s/ “Deloitte LLP”

Chartered Professional Accountants

February 24, 2017

Calgary, Canada

40               ENERPLUS 2016 FINANCIAL SUMMARY

Management’s Responsibility for Financial Statements

In management’s opinion, the accompanying consolidated financial statements of Enerplus Corporation have been prepared within reasonable limits of materiality and in accordance with accounting principles generally accepted in the United States of America. Since a precise determination of many assets and liabilities is dependent on future events, the preparation of financial statements necessarily involves the use of estimates and approximations. These have been made using careful judgment and with all information available up to February 23, 2017. Management is responsible for all information in the annual report and for the consistency, therewith, of all other financial and operating data presented in this report.

To meet its responsibility for reliable and accurate financial statements, management has established and monitors systems of internal control which are designed to provide reasonable assurance that financial information is relevant, reliable and accurate, and that assets are safeguarded and transactions are executed in accordance with management’s authorization.

The consolidated financial statements have been examined by Deloitte LLP, Independent Registered Public Accountants. Their responsibility is to express a professional opinion on the fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. The Report of Independent Registered Public Accounting Firm outlines the scope of their examination and sets forth their opinion.

The Audit Committee, consisting exclusively of independent directors, has reviewed these statements with management and the Independent Registered Public Accounting Firm and has recommended their approval to the Board of Directors. The Board of Directors has approved the consolidated financial statements of the Company.

/s/ Ian C. Dundas	/s/ Jodine J. Jenson Labrie
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer

Calgary, Alberta

February 24, 2017

ENERPLUS 2016 FINANCIAL SUMMARY               41

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Enerplus Corporation

We have audited the accompanying consolidated financial statements of Enerplus Corporation and subsidiaries (the “Company”), which comprise the consolidated balance sheets as at December 31, 2016, and December 31, 2015, and the consolidated statements of income/(loss) and comprehensive income/(loss), consolidated statements of changes in shareholders’ equity, and consolidated statements of cash flows for each of the years in the three-year period ended December 31, 2016, and the notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Enerplus Corporation and subsidiaries as at December 31, 2016, and December 31, 2015, and their financial performance and their cash flows for each of the years in the three-year period ended December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2017 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ “Deloitte LLP”

Chartered Professional Accountants

February 24, 2017

Calgary, Canada

42               ENERPLUS 2016 FINANCIAL SUMMARY

      STATEMENTS

Consolidated Balance Sheets

(CDN$ thousands)	Note	December 31, 2016	December 31, 2015
Assets
Current assets
Cash		$1,257	$7,498
Restricted cash	2(f)	392,048	—
Accounts receivable	3	115,368	132,156
Derivative financial assets	15	—	71,438
Other current assets		6,721	9,953
		515,394	221,045
Property, plant and equipment:
Oil and natural gas properties (full cost method)	4	726,452	1,166,587
Other capital assets, net	4	11,978	19,686
Property, plant and equipment		738,430	1,186,273
Goodwill	2(g)	651,663	657,831
Deferred income tax asset	13	733,363	516,085
Total Assets		$2,638,850	$2,581,234

Liabilities
Current liabilities
Accounts payable	6	$184,534	$239,950
Dividends payable		2,405	6,196
Current portion of long-term debt	7	29,539	—
Derivative financial liabilities	15	28,615	4,100
		245,093	250,246
Derivative financial liabilities	15	12,266	3,193
Long-term debt	7	739,286	1,223,682
Asset retirement obligation	8	181,700	206,359
		933,252	1,433,234
Total Liabilities		1,178,345	1,683,480

Shareholders’ Equity
Share capital – authorized unlimited common shares, no par value
Issued and outstanding: December 31, 2016 - 240 million shares
December 31, 2015 - 206 million shares	14	3,365,962	3,133,524
Paid-in capital		73,783	56,176
Accumulated deficit		(2,332,641)	(2,694,618)
Accumulated other comprehensive income/(loss)		353,401	402,672
		1,460,505	897,754
Total Liabilities & Shareholders' Equity		$2,638,850	$2,581,234

Commitments, Contingencies and Guarantees	16

The accompanying notes to the Consolidated Financial Statements are an integral part of these statements.

Approved on behalf of the Board of Directors:

/s/ Elliott Pew	/s/ Robert B. Hodgins
Director	Director

ENERPLUS 2016 FINANCIAL SUMMARY               43

Consolidated Statements of Income/(Loss) and Comprehensive Income/(Loss)

For the year ended December 31 (CDN$ thousands)	Note	2016	2015	2014
Revenues
Oil and natural gas sales, net of royalties	9	$722,732	$884,392	$1,526,194
Commodity derivative instruments gain/(loss)	15	(29,397)	142,724	234,373
		693,335	1,027,116	1,760,567
Expenses
Operating		247,917	340,483	348,596
Transportation		107,147	114,691	101,183
Production taxes		37,417	50,899	81,522
General and administrative	10	86,319	103,870	105,041
Depletion, depreciation and accretion		328,964	508,179	567,642
Asset impairment	5	301,171	1,352,428	—
Interest	11	45,443	66,456	62,820
Foreign exchange (gain)/loss	12	(40,526)	173,933	57,090
Gain on divestment of assets	4	(559,235)	—	—
Gain on prepayment of senior notes	7	(19,270)	—	—
Other expense /(income)		(2,230)	7,055	(231)
		533,117	2,717,994	1,323,663
Income/(Loss) Before Taxes		160,218	(1,690,878)	436,904
Current income tax expense/(recovery)	13	(2,351)	(16,887)	4,998
Deferred income tax expense/(recovery)	13	(234,847)	(150,588)	132,830
Net Income/(Loss)		$397,416	$(1,523,403)	$299,076

Other Comprehensive Income/(Loss)
Change in cumulative translation adjustment		(49,271)	307,194	143,817
Changes due to marketable securities (net of tax)
Unrealized gain/(loss)		—	—	(145)
Realized (gain)/loss reclassified to net income		—	—	2,503
Other Comprehensive Income/(Loss)		(49,271)	307,194	146,175
Total Comprehensive Income/(Loss)		$348,145	$(1,216,209)	$445,251

Net Income/(Loss) per Share
Basic	14	$1.75	$(7.39)	$1.46
Diluted	14	$1.72	$(7.39)	$1.44

The accompanying notes to the Consolidated Financial Statements are an integral part of these statements.

44               ENERPLUS 2016 FINANCIAL SUMMARY

Consolidated Statements of Changes in Shareholders’ Equity

For the year ended December 31 (CDN$ thousands)	2016	2015	2014
Share Capital
Balance, beginning of year	$3,133,524	$3,120,002	$3,061,839
Public offering (net of issue costs)	223,031	—	—
Share-based compensation – settled	9,407	10,050	—
Stock Option Plan – cash	—	3,205	31,350
Stock Option Plan – exercised	—	267	4,978
Stock Dividend Plan	—	—	21,835
Balance, end of year	$3,365,962	$3,133,524	$3,120,002

Paid-in Capital
Balance, beginning of year	$56,176	$46,906	$38,398
Share-based compensation – settled	(9,407)	(10,050)	—
Share-based compensation – non-cash	27,014	19,587	13,486
Stock Option Plan – exercised	—	(267)	(4,978)
Balance, end of year	$73,783	$56,176	$46,906

Accumulated Deficit
Balance, beginning of year	$(2,694,618)	$(1,039,260)	$(1,117,238)
Net income/(loss)	397,416	(1,523,403)	299,076
Dividends	(35,439)	(131,955)	(221,098)
Balance, end of year	$(2,332,641)	$(2,694,618)	$(1,039,260)

Accumulated Other Comprehensive Income/(Loss)
Balance, beginning of year	$402,672	$95,478	$(50,697)
Change in cumulative translation adjustment	(49,271)	307,194	143,817
Changes due to marketable securities (net of tax)
Unrealized gain/(loss)	—	—	(145)
Realized (gain)/loss reclassified to net income	—	—	2,503
Balance, end of year	$353,401	$402,672	$95,478
Total Shareholders’ Equity	$1,460,505	$897,754	$2,223,126

The accompanying notes to the Consolidated Financial Statements are an integral part of these statements.

ENERPLUS 2016 FINANCIAL SUMMARY               45

Consolidated Statements of Cash Flows

For the year ended December 31 (CDN$ thousands)	Note	2016	2015	2014
Operating Activities
Net income/(loss)		$397,416	$(1,523,403)	$299,076
Non-cash items add/(deduct):
Depletion, depreciation and accretion		328,964	508,179	567,642
Asset impairment	5	301,171	1,352,428	—
Changes in fair value of derivative instruments	15	105,026	169,336	(242,038)
Deferred income tax expense/(recovery)	13	(234,847)	(150,588)	132,830
Foreign exchange (gain)/loss on debt and working capital	12	(40,634)	160,791	68,202
Share-based compensation	14	27,014	19,587	13,486
Gain on the divestment of assets	4	(559,235)	—	2,798
Gain on prepayment of senior notes	7	(19,270)	—	—
Derivative settlement of foreign exchange swaps	7	—	(43,229)	17,024
Asset retirement obligation expenditures	8	(8,390)	(14,935)	(19,409)
Changes in non-cash operating working capital	18	15,075	(12,830)	(52,414)
Cash flow from operating activities		312,290	465,336	787,197

Financing Activities
Proceeds from the issuance of shares (net of issue costs)	14	220,410	3,205	31,350
Cash dividends	14	(35,439)	(131,955)	(199,263)
Increase/(decrease) in bank credit facility		(55,999)	6,626	(136,918)
Proceeds/(repayment) of senior notes	7	(335,400)	(103,198)	167,497
Derivative settlement on senior notes	7	—	43,229	(17,024)
Changes in non-cash financing working capital		(3,791)	(12,320)	263
Cash flow from/(used in) financing activities		(210,219)	(194,413)	(154,095)

Investing Activities
Capital and office expenditures		(210,611)	(497,875)	(817,968)
Property and land acquisitions		(126,126)	(9,552)	(18,491)
Property divestments	4	670,364	286,614	203,576
Increase in restricted cash		(392,048)	—	—
Sale of marketable securities		—	—	13,300
Changes in non-cash investing working capital		(49,472)	(47,586)	(17,449)
Cash flow from/(used in) investing activities		(107,893)	(268,399)	(637,032)
Effect of exchange rate changes on cash		(419)	2,938	2,976
Change in cash		(6,241)	5,462	(954)
Cash, beginning of year		7,498	2,036	2,990
Cash, end of year		$1,257	$7,498	$2,036

The accompanying notes to the Consolidated Financial Statements are an integral part of these statements.

46               ENERPLUS 2016 FINANCIAL SUMMARY

      NOTES

Notes to Consolidated Financial Statements

1) REPORTING ENTITY

These annual audited Consolidated Financial Statements (“Consolidated Financial Statements”) and notes present the financial position and results of Enerplus Corporation (the “Company” or “Enerplus”) including its Canadian and U.S. subsidiaries. Enerplus is a North American crude oil and natural gas exploration and development company. Enerplus is publicly traded on the Toronto and New York stock exchanges under the ticker symbol ERF. Enerplus’ head office is located in Calgary, Alberta, Canada. The Consolidated Financial Statements were authorized for issue by the Board of Directors on February 23, 2017.

2) SIGNIFICANT ACCOUNTING POLICIES

The following significant accounting policies are presented to assist the reader in evaluating these Consolidated Financial Statements and, together with the following notes, are an integral part of the Consolidated Financial Statements.

a) Basis of Preparation

Enerplus’ Consolidated Financial Statements have been prepared by management in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). These Consolidated Financial Statements present Enerplus’ financial position as at December 31, 2016 and 2015 and results of operations for the years ended December 31, 2016, and the 2015 and 2014 comparative years. Certain prior period amounts have been restated to conform with current period presentation.

i. Reporting Currency

These Consolidated Financial Statements are presented in Canadian dollars, which is Enerplus’ reporting currency. All financial information presented in Canadian dollars has been rounded to the nearest thousand unless otherwise indicated.

ii. Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect both the amount and timing of recording assets, liabilities, revenues and expenses since the determination of these items may be dependent on future events. Significant estimates made by management include: oil and natural gas reserves and related present value of future cash flows, depreciation, depletion and accretion (“DD&A”), impairment, asset retirement obligations, income taxes, income tax asset values, impairment assessments of goodwill and the fair value of derivative instruments. Enerplus uses the most current information available and exercises judgment in making these estimates and assumptions. In the opinion of management, these Consolidated Financial Statements have been properly prepared within reasonable limits of materiality and within the framework of the Company’s significant accounting policies.

iii. Basis of Consolidation

These Consolidated Financial Statements include the accounts of Enerplus and its subsidiaries. Intercompany balances and transactions are eliminated on consolidation. Interests in jointly controlled oil and natural gas assets are accounted for following the concept of undivided interest, whereby Enerplus’ proportionate share of revenues, expenses, assets and liabilities are included in the accounts.

The acquisition method of accounting is used to account for acquisitions of companies that meet the definition of a business under U.S. GAAP. The cost of an acquisition is measured as the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the acquisition date. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

b) Revenue

Revenue associated with the sale of oil and natural gas is recognized when title passes from the Company to its customers if collectability is reasonably certain and the sales price is determinable. Revenue is measured at the fair value of the consideration received or receivable based on price, volumes delivered and contractual delivery points. Realized gains and losses from commodity price risk management activities are recognized in revenue when the contract is settled. Unrealized gains and losses on commodity price risk management activities are recognized in revenue based on the changes in fair value of the contracts at the end of the respective reporting period.

ENERPLUS 2016 FINANCIAL SUMMARY               47

c) Transportation

Enerplus generally sells oil and natural gas under two types of agreements which are common in our industry.  Both types of agreements include a transportation charge.  One is a net-back arrangement, under which the Company sells crude oil or natural gas at the wellhead and collects a price, net of the transportation incurred by the purchaser.  In this case, sales are recorded at the price received from the purchaser, net of transportation costs.

Under the other arrangement, Enerplus sells crude oil or natural gas at a specific delivery point, pays transportation to a third party and receives proceeds from the purchaser with no transportation deduction.  In this case transportation costs are recorded as transportation expense on the Consolidated Statements of Income/(Loss).  Due to these two distinct selling arrangements, Enerplus’ computed realized prices, before the impact of derivative instruments, include revenues which are reported under two separate bases.

d) Oil and Natural Gas Properties

Enerplus uses the full cost method of accounting for its oil and natural gas properties. Under this method, all acquisition, exploration and development costs incurred in finding oil and natural gas reserves are capitalized, including general and administrative costs directly attributable to these activities. These costs are recorded on a country‑by‑country cost centre basis as oil and natural gas properties subject to depletion (“full cost pool”). Costs associated with production and general corporate activities are expensed as incurred.

The net carrying value of both proved and unproved oil and natural gas properties is depleted using the unit of production method using proved reserves, as determined using a constant price assumption of the simple average of the preceding twelve months’ first-day-of-the-month commodity prices (“SEC prices”). The depletion calculation takes into account estimated future development costs necessary to bring those reserves into production.

Under full cost accounting, a ceiling test is performed on a cost centre basis. Enerplus limits capitalized costs of proved and unproved oil and natural gas properties, net of accumulated depletion and deferred income tax liabilities, to the estimated future net cash flows from proved oil and natural gas reserves discounted at 10%, net of related tax effects, plus the lower of cost or fair value of unproved properties (“the ceiling”). If such capitalized costs exceed the ceiling, a write-down equal to that excess is recorded as a non-cash charge to net income. A write-down is not reversed in future periods even if higher oil and natural gas prices subsequently increase the ceiling.

Under full cost accounting rules, divestitures of oil and gas properties are generally accounted for as adjustments to capitalized costs, with no recognition of a gain or loss.  However, if not recognizing a gain or loss on the transaction would have otherwise significantly altered the relationship between a cost centre’s capitalized costs and proved reserves, then a gain or loss must be recognized.

e) Other Capital Assets

Other capital assets are recorded at historical cost, net of depreciation, and include furniture, fixtures, leasehold improvements and computer equipment. Depreciation is calculated on a straight-line basis over the estimated useful life of the respective asset. The cost of repairs and maintenance is expensed as incurred.

f) Restricted Cash

Restricted cash on the Consolidated Balance Sheets as of December 31, 2016 consists of proceeds from the sale of our non-operated North Dakota properties.  The funds have been deposited with a qualified intermediary through two financial institutions and which is restricted for application towards future acquisitions to facilitate a potential like-kind exchange transaction for U.S. federal income tax purposes.  The funds continue to be held in escrow and will remain there for a period of up to 180 days from the closing date of the sale.  Counterparty credit risk related to this restricted cash is managed through the use of a qualified trust account, whereby the assets held in trust must be segregated from the financial institution’s assets, and in the event of its bankruptcy, the funds would not be subject to payments to the creditors of the financial institution.

g) Goodwill

Enerplus recognizes goodwill relating to business acquisitions when the total purchase price exceeds the fair value of the net identifiable assets and liabilities acquired. The portion of goodwill that relates to U.S. operations fluctuates due to changes in foreign exchange rates. Goodwill is stated at cost less impairment and is not amortized. Goodwill is not deductible for income tax purposes.

48               ENERPLUS 2016 FINANCIAL SUMMARY

Impairment testing is performed on an annual basis or more frequently if events or changes in circumstances indicate that goodwill may be impaired.  Enerplus performs a qualitative assessment by evaluating potential indicators of impairment, and if it is more likely than not that the fair value of the reporting unit is less than its carrying value, quantitative impairment tests are performed.  If the carrying value of the reporting unit exceeds its fair value, goodwill is written down to its implied fair value with an offsetting charge to earnings in the Consolidated Statements of Income/(Loss).    For the purposes of goodwill impairment testing, Enerplus has one consolidated reporting unit.

During the 2016 and 2015 years there were no additions or impairments to goodwill.

h) Asset Retirement Obligations

Enerplus’ oil and natural gas operating activities give rise to dismantling, decommissioning and site remediation activities. Enerplus recognizes a liability for the estimated present value of the future asset retirement obligation liability at each balance sheet date. The associated asset retirement cost is capitalized and amortized over the same period as the underlying asset. Changes in the estimated liability and related asset retirement cost can arise as a result of revisions in the estimated amount or timing of cash flows.

Depletion of asset retirement costs and increases in asset retirement obligations resulting from the passage of time are recorded to depreciation, depletion and accretion and charged against net income in the Consolidated Statements of Income/(Loss).

i) Income Tax

Enerplus uses the liability method of accounting for income taxes. Deferred income tax assets and liabilities are recorded on the temporary differences between the accounting and income tax basis of assets and liabilities, using the enacted tax rates expected to apply when the temporary differences are expected to reverse. Deferred tax assets are reviewed each period and a valuation allowance is provided if, after considering available evidence, it is more likely than not that a deferred tax asset will not be realized. Enerplus considers both positive and negative evidence including historic and expected future taxable income, reversing existing temporary differences and tax basis carry forward periods in making this assessment. A valuation allowance is removed in any period where available evidence indicates all or a portion of the valuation allowance is no longer required.  The financial statement effect of an uncertain tax position is recognized when it is more likely than not, based on technical merits, that the position will be sustained upon examination by a taxation authority. Penalties and interest related to income tax are recognized in income tax expense.

j) Financial Instruments

i. Fair Value Measurements

Financial instruments are initially recorded at fair value, defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. For financial instruments carried at fair value, inputs used in determining the fair value are characterized according to the following fair value hierarchy:

•   Level 1  –  Inputs represent quoted market prices in active markets for identical assets or liabilities.

•   Level 2  –  Inputs other than quoted market prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted market prices for similar assets or liabilities in active markets or other market corroborated inputs.

•   Level 3  –  Inputs that are not observable from objective sources, such as forward prices supported by little or no market activity or internally developed estimates of future cash flows used in a present value model.

Subsequent measurement is based on classification of the financial instrument into one of the following five categories: held-for-trading, held-to-maturity, available-for-sale, loans and receivables or other financial liabilities.

ii. Non-derivative financial instruments

From time-to-time, Enerplus may hold certain marketable securities in entities involved in the oil and gas industry which would be included in other assets on the Consolidated Balance Sheets. These investments may include both publicly traded and unlisted marketable securities. Publicly traded investments are classified as available‑for‑sale and carried at fair value based on a Level 1 designation, with changes in fair value recorded in other comprehensive income. Fair values are determined by reference to quoted market bid prices at the close of business on the balance sheet date. When investments are ultimately sold any gains or losses are recognized in net income and any unrealized gains or losses previously recognized in other comprehensive income are reversed.

ENERPLUS 2016 FINANCIAL SUMMARY               49

The carrying amount of cash, restricted cash, accounts receivable, accounts payable, dividends payable and bank credit facilities reported on the Consolidated Balance Sheets approximates fair value.  The fair value of long-term debt has been disclosed in Note 15.

Enerplus capitalizes debt issuance costs, except for those related to revolving credit facilities. These costs are presented on the Consolidated Balance Sheets as a direct deduction from the carrying amount of the related debt liability.

iii. Derivative financial instruments

Enerplus enters into financial derivative contracts in order to manage its exposure to market risks from fluctuations in commodity prices, foreign exchange rates and interest rates in the normal course of operations.   Enerplus has not designated its financial derivative contracts as effective accounting hedges, and thus has not applied hedge accounting, even though it considers most of these contracts to be economic hedges. As a result, all financial derivative contracts are classified as held-for-trading and are recorded at fair value based on a Level 2 designation, with changes in fair value recorded in net income.  The fair values of these derivative instruments are generally based on an estimate of the amounts that would be paid or received to settle these instruments at the balance sheet date. Enerplus’ accounting policy is to not offset the fair values of its financial derivative assets and liabilities.

Enerplus’ crude oil, natural gas and natural gas liquids physical delivery purchase and sales contracts qualify as normal purchases and sales as they are entered into and held for the purpose of receipt or delivery of products in accordance with the Company’s expected purchase, sale or usage requirements.  As such, these contracts are not considered derivative financial instruments. Settlements on these physical contracts are recognized in net income over the term of the contracts as they occur.

k) Foreign Currency

i. Foreign currency transactions

Transactions denominated in foreign currencies are translated to Canadian dollars using the exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated to Canadian dollars using the rate of exchange in effect at the balance sheet date whereas non-monetary assets and liabilities are translated at the historical rate of exchange in effect on the date of the transaction. Foreign currency differences arising on translation are recognized in net income in the period in which they arise.

ii. Foreign operations

Assets and liabilities of Enerplus’ U.S. operations are translated into Canadian dollars at period end exchange rates while revenues and expenses are translated using average rates for the period. Gains and losses from the translation are deferred and included in the cumulative translation adjustment which is recorded in accumulated other comprehensive income.

l) Share-Based Compensation

Enerplus’ share-based compensation plans include its cash-settled Restricted Share Unit (“RSU”), Performance Share Unit (“PSU”) and Director Share Unit (“DSU”) plans, its equity-settled RSU and PSU plans, as well as Enerplus’ Stock Option Plan.  The final cash-settled RSU grant was paid in 2016.   The Company is authorized to issue up to 5% of outstanding common shares from treasury in relation to its equity-settled RSU and PSU plans.  In 2014, the Company suspended the issuance of stock options.

i. RSU, PSU, and DSU plans

Under Enerplus’ RSU plan, employees receive compensation in relation to the value of a specified number of underlying notional shares. The number of notional shares awarded varies by individual and vests one-third each year for three years. The value upon vesting is based on the value of the underlying notional shares plus notional accrued dividends over the vesting period.

Under Enerplus’ PSU plan, executives and management receive compensation in relation to the value of a specified number of underlying notional shares. The number of notional shares awarded varies by individual and they vest at the end of three years. The value upon vesting is based on value of the underlying shares plus notional accrued dividends along with a multiplier that ranges from 0 to 2 depending on Enerplus’ performance compared to the TSX oil and gas index over the vesting period.

Under Enerplus’ DSU plan, directors receive compensation in relation to the value of a specified number of underlying notional shares. The number of notional shares awarded is based on the annual retainer value and they vest upon the director leaving the Board. The value upon vesting is based on the value of the underlying notional shares plus notional accrued dividends over the vesting period. All DSU grants are settled in cash.

50               ENERPLUS 2016 FINANCIAL SUMMARY

Enerplus recognizes a liability in respect of its cash-settled long-term incentive plans based on their estimated fair value. The liability is re-measured at each reporting date and at settlement date with any changes in the fair value recorded as share-based compensation, included in general and administrative expense.

Enerplus recognizes non-cash share-based compensation expense over the vesting period of the equity-settled long-term incentive plans, based on the estimated grant date fair value of the respective awards.  Share-based compensation charges are recorded on the Consolidated Statements of Income/(Loss) with an offset to paid-in capital.  Each period, management performs an estimate of the PSU plan multiplier. Any differences that arise between the actual multiplier on plan settlement and management’s estimate is recorded to share-based compensation.  On settlement of these plans, amounts previously recorded to paid-in capital are reclassified to share capital.

ii. Stock options

Under Enerplus’ Stock Option Plan, employees were granted options to purchase common shares of the Company at an exercise price equal to the market value of the common shares on the date the options are granted. Options granted were exercisable in thirds over the three year vesting schedule and expire seven years after the date the options are granted. Enerplus used the Black-Scholes option pricing model to calculate the grant date fair value of stock options granted under the Company’s Stock Option Plan. This amount was charged to earnings as share-based compensation over the vesting period of the options, with a corresponding increase in paid-in capital. When options are exercised, the proceeds, together with the amount recorded in paid-in capital, are recorded to share capital.

m) Net Income Per Share

Basic net income per common share is computed by dividing net income by the weighted average number of common shares outstanding during the period.

For the diluted net income per common share calculation, the weighted average number of shares outstanding is adjusted for the potential number of shares which may have a dilutive effect on net income. The weighted average number of diluted shares is calculated in accordance with the treasury stock method which assumes that the proceeds received from the exercise of all stock options would be used to repurchase common shares at the average market price.

n) Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, environmental and other sources are recognized when it is probable that a liability has been incurred and the amount can be reasonably estimated. Contingencies are adjusted as additional information becomes available or circumstances change.

o) Accounting Changes and Recent Pronouncements Issued

i. Recently adopted accounting standards

Effective in 2016, Enerplus adopted the following Accounting Standards Updates (“ASU”) issued by the Financial Accounting Standards Board (“FASB”):

•	ASU 2014-12, Compensation – Stock Compensation: Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period
•	ASU 2015-02, Amendments to the Consolidation Analysis
•	ASU 2015-03, Interest – Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs

The adoption of these ASUs did not have a material impact on Enerplus’ Consolidated Financial Statements.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the definition of a business.  The amendments in the ASU provide a screen to determine whether an integrated set of assets and activities (a “set”) is not a business.  The screen requires that when substantially all of the fair value of the gross assets acquired is concentrated in a single or group of similar identifiable assets, that the set is not a business.  The ASU is effective January 1, 2018 and is to be applied prospectively, with early adoption permitted.  Enerplus has early adopted this ASU for the year ended December 31, 2016.    As a result of the early adoption of this ASU, certain Canadian properties that were acquired during the year were accounted for as a property acquisition instead of a business combination.

ENERPLUS 2016 FINANCIAL SUMMARY               51

ii. Future accounting changes

Enerplus will adopt the following ASU’s issued by the FASB, which have been issued but are not yet effective.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which will require entities to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new standard also will require expanded disclosures regarding the nature, amount, timing and certainty of revenue and cash flows from contracts with customers.

The FASB further issued several ASUs in 2016 which provide clarification on implementation of the amended standard, Revenue from Contracts with Customers (Topic 606), and included technical corrections and improvements and practical expedients that can be applied under certain circumstances.  The amendments under these ASUs will become effective on January 1, 2018, however early adoption is permitted in 2017.  Enerplus does not intend to early adopt these amendments, and continues to assess the impact they will have on the Consolidated Financial Statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842).  The ASU introduces a lessee accounting model that requires that most leases be recorded as a lease asset and lease liability on the balance sheet, with some exceptions.   The ASU provides additional guidance on identifying and separating components of leases and a practical expedient on making this determination.  The ASU is effective January 1, 2019, with early adoption permitted.  Enerplus does not intend to early adopt these amendments, and continues to assess the impact they will have on the Consolidated Financial Statements.

In November 2016, the FASB issued ASU 2016-18, Statements of Cash Flows – Restricted Cash.   The ASU requires amounts described as restricted cash and restricted cash equivalents to be included with cash and cash equivalents when reconciling the total beginning and ending amounts for the periods shown on the Consolidated Statements of Cash Flows.  The updated guidance is effective January 1, 2018, with early adoption permitted.  The adoption of this update is not expected to have a material impact on the Consolidated Financial Statements.

In January 2017, the FASB issued ASU 2017-04, Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. This standard eliminates Step 2 of the goodwill impairment test, and requires a goodwill impairment charge for the amount that the goodwill carrying amount exceeds the reporting unit’s fair value. The updated guidance is effective for January 1, 2020, with early adoption permitted.  Enerplus does not expect to early adopt these amendments, and continues to assess the impact they will have on the Consolidated Financial Statements.

3) ACCOUNTS RECEIVABLE

($ thousands)	December 31, 2016	December 31, 2015
Accrued receivables	$83,774	$91,378
Accounts receivable - trade	33,305	22,615
Current income tax receivable	1,564	21,410
Allowance for doubtful accounts	(3,275)	(3,247)
Total accounts receivable, net of allowance for doubtful accounts	$115,368	$132,156

4) PROPERTY, PLANT AND EQUIPMENT (“PP&E”)

		Accumulated Depletion,
As at December 31, 2016		Depreciation,
($ thousands)	Cost	and Impairment	Net Book Value
Oil and natural gas properties	$13,567,390	$(12,840,938)	$726,452
Other capital assets	106,070	(94,092)	11,978
Total PP&E	$13,673,460	$(12,935,030)	$738,430

52               ENERPLUS 2016 FINANCIAL SUMMARY

		Accumulated Depletion,
As at December 31, 2015		Depreciation,
($ thousands)	Cost	and Impairment	Net Book Value
Oil and natural gas properties	$13,541,670	$(12,375,083)	$1,166,587
Other capital assets	105,124	(85,438)	19,686
Total PP&E	$13,646,794	$(12,460,521)	$1,186,273

Acquisitions:

For the years ended December 31, 2016 and 2015, Enerplus acquired property and land totaling $126.1 million, and $9.6 million, respectively.  For the year ended December 31, 2016, the acquisition of property and land consisted mainly of Enerplus’ acquisition of assets in Ante Creek in NW Alberta for $110.3 million.

Divestments:

For the years ended December 31, 2016 and 2015, Enerplus disposed of properties for proceeds of $670.4 million and $286.6 million, respectively.   Certain asset divestments in 2016 resulted in gains, as the divestments caused a significant alteration in the relationship between the cost centre’s capitalized costs and proved reserves.  During 2016, Enerplus recognized gains on asset divestments of $559.2 million.   Enerplus did not recognize any gains on asset divestments in 2015.

5) IMPAIRMENT

a) Impairment of PP&E

($ thousands)	2016	2015	2014
Oil and natural gas properties:
Canada cost centre	$89,359	$286,700	$—
U.S. cost centre	211,812	1,065,728	—
Total impairment expense	$301,171	$1,352,428	$—

The impairments for the period ended December 31, 2016 were due to lower 12-month average trailing crude oil and natural gas prices.

The following table outlines the 12-month average trailing benchmark prices and exchange rates used in Enerplus’ ceiling test as at December 31, 2016, 2015 and 2014:

					AECO Natural
	WTI Crude Oil	Exchange Rate	Edm Light Crude	U.S. Henry Hub Gas	Gas Spot
Period	US$/bbl	US$/CDN	CDN$/bbl	US$/Mcf	CDN$/Mcf
2016	$42.75	1.32	$52.26	$2.49	$2.17
2015	50.28	1.27	59.38	2.58	2.69
2014	94.99	1.09	94.84	4.30	4.60

b) Goodwill Impairment

Goodwill impairment testing is performed annually or more frequently if events or changes in circumstances indicate that goodwill may be impaired.  Enerplus’ annual goodwill impairment assessment as at December 31, 2016 and December 31, 2015 indicated no impairment.

6) ACCOUNTS PAYABLE

($ thousands)	December 31, 2016	December 31, 2015
Accrued payables	$104,816	$167,253
Accounts payable - trade	79,718	72,697
Total accounts payable	$184,534	$239,950

ENERPLUS 2016 FINANCIAL SUMMARY               53

7) DEBT

($ thousands)	December 31, 2016	December 31, 2015
Current:
Senior notes	$29,539	$—
	29,539	—
Long-term:
Bank credit facility	$23,226	$86,543
Senior notes	716,060	1,137,139
	739,286	1,223,682
Total debt	$768,825	$1,223,682

Bank Credit Facility

Enerplus has a senior unsecured, covenant‑based, $800  million bank credit facility that matures on October 31, 2019. Drawn fees range between 150 and 315  basis points over bankers’ acceptance rates, with current drawn fees of 170  basis points. Standby fees on the undrawn portion of the facility are based on 20% of the drawn pricing. The Company has the ability to request an extension of the facility or repay the entire balance at the end of the term. At December 31, 2016 Enerplus had $23.2 million (December 31, 2015 - $86.5 million) drawn and was in compliance with all covenants under the facility. During 2016 a fee of $0.7  million (2015 - $0.3 million, 2014 - $0.6 million) was paid to extend the facility. The weighted average interest rate on the facility for the year ended December 31, 2016 was 2.6% (December 31, 2015 – 2.2%).

Senior Notes

During 2016 Enerplus repurchased US$267 million in outstanding senior notes at a discount, resulting in gains of $19.3 million.  These repurchases resulted in total repayments of $335.4 million in 2016.

On June 18, 2015 Enerplus made bullet payments on both its US$40 million and $40 million senior notes, which were issued on June 18, 2009. On October 1, 2015 Enerplus made its fifth and final principal repayment of US$10.8 million on the US$54 million senior notes issued on October 1, 2003 and settled the corresponding foreign exchange swap.  The final principal repayment totaled $11.0 million and a gain of $3.3 million was realized on the foreign exchange swap, which was recorded as a realized foreign exchange gain on the Consolidated Statements of Income/(Loss).

The terms and rates of the Company’s outstanding senior notes are detailed below:

				Original	Remaining	CDN$ Carrying
			Coupon	Principal	Principal	Value
Issue Date	Interest Payment Dates	Principal Repayment	Rate	($ thousands)	($ thousands)	($ thousands)
September 3, 2014	March 3 and Sept 3	5 equal annual installments beginning September 3, 2022	3.79%	US$200,000	US$105,000	$140,923
May 15, 2012	May 15 and Nov 15	Bullet payment on May 15, 2019	4.34%	CDN$30,000	CDN$30,000	30,000
May 15, 2012	May 15 and Nov 15	Bullet payment on May 15, 2022	4.40%	US$20,000	US$20,000	26,854
May 15, 2012	May 15 and Nov 15	5 equal annual installments beginning May 15, 2020	4.40%	US$355,000	US$298,000	400,125
June 18, 2009	June 18 and Dec 18	5 equal annual installments beginning June 18, 2017	7.97%	US$225,000	US$110,000	147,697
				Total carrying value		$745,599
				Current portion		29,539
				Long-term portion		$716,060

At December 31, 2016 Enerplus was in full compliance with all covenants under the senior notes.

54               ENERPLUS 2016 FINANCIAL SUMMARY

8) ASSET RETIREMENT OBLIGATION

At December 31, 2016 Enerplus estimated the present value of its asset retirement obligation to be $181.7 million (December 31, 2015 - $206.4 million) based on a total undiscounted liability of $452.1  million (December 31, 2015 - $556.4  million). The asset retirement obligation was calculated using a weighted credit-adjusted risk‑free rate of 5.86% at December 31, 2016 (December 31, 2015 – 5.91%).  The majority of Enerplus’ asset retirement obligation expenditures are expected to be incurred between 2025 and 2055.

($ thousands)	December 31, 2016	December 31, 2015
Balance, beginning of year	$206,359	$288,692
Change in estimates	5,496	(35,386)
Property acquisition and development activity	3,003	761
Divestments	(35,635)	(48,748)
Settlements	(8,390)	(14,935)
Accretion expense	10,867	15,975
Balance, end of year	$181,700	$206,359

9) OIL AND NATURAL GAS SALES

($ thousands)	2016	2015	2014
Oil and natural gas sales	$882,126	$1,052,382	$1,849,312
Royalties(1)	(159,394)	(167,990)	(323,118)
Oil and natural gas sales, net of royalties	$722,732	$884,392	$1,526,194

(1)Royalties above do not include production taxes which are reported separately on the Consolidated Statements of Income/(Loss).

10) GENERAL AND ADMINISTRATIVE EXPENSE

($ thousands)	2016	2015	2014
General and administrative expense	$59,773	$81,312	$83,493
Share-based compensation expense	26,546	22,558	21,548
General and administrative expense	$86,319	$103,870	$105,041

11) INTEREST EXPENSE

($ thousands)	2016	2015	2014
Realized:
Interest on bank debt and senior notes	$45,443	$66,456	$62,240
Unrealized:
Cross currency interest rate swap (gain)/loss	—	—	580
Interest expense	$45,443	$66,456	$62,820

12) FOREIGN EXCHANGE

($ thousands)	2016	2015	2014
Realized:
Foreign exchange (gain)/loss	$108	$(8,705)	$11,165
Unrealized:
Translation of U.S. dollar debt and working capital (gain)/loss	(40,634)	160,791	68,202
Cross currency interest rate swap (gain)/loss	—	—	(16,128)
Foreign exchange swap (gain)/loss	—	21,847	(6,149)
Foreign exchange (gain)/loss	$(40,526)	$173,933	$57,090

ENERPLUS 2016 FINANCIAL SUMMARY               55

13) INCOME TAXES

Enerplus’ provision for income tax is as follows:

($ thousands)	2016	2015	2014
Current tax expense/(recovery)
Canada	$(661)	$(795)	$(543)
United States	(1,690)	(16,092)	5,541
Current tax expense/(recovery)	(2,351)	(16,887)	4,998
Deferred Tax expense/(recovery)
Canada	$(23,714)	$(52,603)	$64,746
United States	(211,133)	(97,985)	68,084
Deferred tax expense/(recovery)	(234,847)	(150,588)	132,830
Income tax expense/(recovery)	$(237,198)	$(167,475)	$137,828

The following provides a reconciliation of income taxes calculated at the Canadian statutory rate to the actual income taxes:

($ thousands)	2016	2015	2014
Income/(loss) before taxes
Canada	$121,257	$(500,113)	$247,856
United States	38,961	(1,190,765)	189,048
Total income/(loss) before taxes	160,218	(1,690,878)	436,904
Canadian statutory rate	27.00%	27.00%	25.35%
Expected income tax expense/(recovery)	$43,259	$(456,537)	$110,755
Impact on taxes resulting from:
Change in valuation allowance	$(266,896)	$443,655	$8,007
Foreign and statutory rate differences	(12,826)	(179,809)	11,204
Non-taxable capital (gains)/losses	(6,478)	23,450	8,318
Share-based compensation	6,611	4,395	2,636
Other	(868)	(2,629)	(3,092)
Income tax expense/(recovery)	$(237,198)	$(167,475)	$137,828

During 2015 the Alberta Provincial tax rate change resulted in an increase in the Canadian statutory rate by 1.65% for the year.

Deferred income tax asset (liability) consists of the following temporary differences:

As at December 31 ($ thousands)	2016	2015
Deferred income tax liabilities
Derivative financial assets and credits	$—	$(17,319)
Total deferred income tax liabilities	—	(17,319)
Deferred income tax assets
Property, plant and equipment	$257,105	$382,454
Tax loss carry-forwards and other credits	736,395	672,193
Asset retirement obligation	50,462	57,364
Derivative financial assets and credits	10,515	—
Other assets	26,753	36,156
Total deferred income tax assets	1,081,230	1,148,167
Less valuation allowance	(347,867)	(614,763)
Total deferred income tax assets, net	733,363	533,404
Net deferred income tax asset	$733,363	$516,085

In the current period, Enerplus reported a deferred income tax asset of $733.4 million (2015 - $516.1 million).  We have a valuation allowance of $347.9 million at December 31, 2016 (2015 - $614.8 million).

56               ENERPLUS 2016 FINANCIAL SUMMARY

Loss carry-forwards and tax credits available for tax reporting purposes:

As at December 31 ($ thousands)	2016	Expiration Date
Canada
Capital losses	$1,224,000	Indefinite
Non-capital losses	377,000	2028-2036
United States
Net operating losses	$894,000	2030-2036
Alternative minimum tax credits	112,000	Indefinite

Changes in the balance of Enerplus' unrecognized tax benefits are as follows:

($ thousands)	2016	2015	2014
Balance, beginning of year	$15,100	$17,000	$18,000
Increase/(decrease) for tax positions of prior years	—	(300)	2,700
Settlements	(1,800)	(1,600)	(3,700)
Balance, end of year	$13,300	$15,100	$17,000

If recognized, all of Enerplus' unrecognized tax benefits as at December 31, 2016 would affect Enerplus' effective income tax rate. It is not anticipated that the amount of unrecognized tax benefits will significantly change during the next 12 months.

A summary of the taxation years, by jurisdiction, that remain subject to examination by the taxation authorities are as follows:

Jurisdiction	Taxation Years
Canada - Federal & Provincial	2006-2016
United States - Federal & State	2008-2016

Enerplus and its subsidiaries file income tax returns primarily in Canada and the United States. Matters in dispute with the taxation authorities are ongoing and in various stages of completion.

14) SHAREHOLDERS’ EQUITY

a) Share Capital

	2016		2015		2014
Authorized unlimited number of common shares Issued: (thousands)	Shares	Amount	Shares	Amount	Shares	Amount
Balance, beginning of year	206,539	$3,133,524	205,732	$3,120,002	202,758	$3,061,839
Issued for cash:
Public offering	33,350	230,115	—	—	—	—
Share issue costs (net of tax of $2,621)	—	(7,084)	—	—	—	—
Stock Option Plan	—	—	234	3,205	1,944	31,350
Non-cash:
Share-based compensation - settled	594	9,407	573	10,050	—	—
Stock Option Plan - exercised	—	—	—	267	—	4,978
Stock Dividend Plan(1)	—	—	—	—	1,030	21,835
Balance, end of year	240,483	$3,365,962	206,539	$3,133,524	205,732	$3,120,002
(1)	Effective with the October 2014 dividend, Enerplus suspended the Stock Dividend Plan.

The Company is authorized to issue an unlimited number of common shares without par value.

On May 31, 2016, Enerplus issued 33,350,000 common shares at a price of $6.90 per share for gross proceeds of $230,115,000  ($220,410,400, net of issue costs before tax).

ENERPLUS 2016 FINANCIAL SUMMARY               57

At the Company’s Annual General Meeting on May 6, 2016, the Shareholders of the Company approved a reduction in Enerplus’ legal stated capital to $1 per share to be reflected in the contributed surplus account of the Company.  This transaction does not result in an adjustment to the financial statements under U.S. GAAP.

b) Dividends

($ thousands)	2016	2015	2014
Cash dividends	$35,439	$131,955	$199,263
Stock dividends(1)	—	—	21,835
Dividends to shareholders	$35,439	$131,955	$221,098

(1)Effective with the October 2014 dividend, Enerplus suspended the Stock Dividend Plan.

For the year ended December 31, 2016 Enerplus paid dividends of $0.16 per weighted average common share totaling $35.4 million (December 31, 2015 - $0.64 per share and $132.0 million, December 31, 2014 - $1.08 per share and $221.1 million).

c) Share-based Compensation

The following table summarizes Enerplus' share-based compensation expense, which is included in General and Administrative expense on the Consolidated Statements of Income/(Loss):

($ thousands)	2016	2015	2014
Cash:
Long-term incentive plans (recovery)/expense	$3,114	$874	$(1,220)
Non-Cash:
Long-term incentive plans expense	26,951	18,878	9,349
Stock option plan expense	63	709	4,137
Equity swap (gain)/loss	(3,582)	2,097	9,282
Share-based compensation expense	$26,546	$22,558	$21,548

i) Long-term Incentive (“LTI”) Plans

In 2014, the Performance Share Unit (“PSU”) and Restricted Share Unit (“RSU”) plans were amended such that grants under the plans are settled through the issuance of treasury shares.   The amendment was effective beginning with our grant in March of 2014.  The final cash-settled RSU grant was paid in 2016.

The following table summarizes the PSU, RSU and Director Share Unit (“DSU”) activity for the twelve months ended December 31, 2016:

For the year ended December 31, 2016	Cash-settled LTI Plans		Equity-settled LTI Plans
(thousands of units)	RSU	DSU	PSU	RSU	Total
Balance, beginning of year	92	166	1,222	1,627	3,107
Granted	—	140	1,433	2,007	3,580
Vested	(89)	—	—	(594)	(683)
Forfeited	(3)	—	(590)	(342)	(935)
Balance, end of year	—	306	2,065	2,698	5,069

Cash-settled LTI Plans

For the year ended December 31, 2016 the Company recorded cash share-based compensation expense of $3.1 million (2015 - $0.9 million, 2014 - recovery of $1.2 million). For the year ended December 31, 2016, the Company made cash payments of $2.7 million related to its cash-settled plans (2015 - $15.0 million, 2014 - $14.1 million).

As of December 31, 2016, a liability of $3.9 million (December 31, 2015 - $2.3 million) with respect to the DSU plan has been recorded to Accounts Payable on the Consolidated Balance Sheets.

58               ENERPLUS 2016 FINANCIAL SUMMARY

Equity-settled LTI Plans

For the year ended December 31, 2016 the Company recorded non-cash share-based compensation expense of $27.0 million (2015 - $18.9 million, 2014 - $9.3 million).

The following table summarizes the cumulative share-based compensation expense recognized to-date which is recorded to Paid-in Capital on the Consolidated Balance Sheets. Unrecognized amounts will be recorded to non-cash share-based compensation expense over the remaining vesting terms.

At December 31, 2016 ($ thousands, except for years)	PSU(1)	RSU	Total

Cumulative recognized share-based compensation expense	$22,739	$15,290	$38,029
Unrecognized share-based compensation expense	13,220	5,330	18,550
Fair value	$35,959	$20,620	$56,579
Weighted-average remaining contractual term (years)	1.6	1.3

(1)Includes estimated performance multipliers.

ii) Stock Option Plan

The Company used the Black-Scholes option pricing model to estimate the fair value of options granted under the Stock Option Plan. The Company suspended the issuance of stock options in 2014.

The following table summarizes the stock option plan activity for the year ended December 31, 2016:

	Number of Options	Weighted Average
Year ended December 31, 2016	(thousands)	Exercise Price
Options outstanding, beginning of year	7,580	$18.49
Forfeited	(1,680)	19.33
Options outstanding and exercisable, end of year	5,900	$18.29

At December 31, 2016, 5,900,000 options were exercisable at a weighted average exercise price of $18.29 with a final expiry in 2020, giving an aggregate intrinsic value of nil (December 31, 2015 - nil, December 31, 2014 - nil). The intrinsic value of options exercised during the year ended December 31, 2016 was nil (December 31, 2015 - $0.2 million, December 31, 2014 - $13.4 million).

d) Basic and Diluted Net Income/(Loss) Per Share

Net income/(loss) per share has been determined as follows:

(thousands, except per share amounts)	2016	2015	2014
Net income/(loss)	$397,416	$(1,523,403)	$299,076

Weighted average shares outstanding - Basic	226,530	206,205	204,510
Dilutive impact of share-based compensation(1)	4,763	—	2,914
Weighted average shares outstanding - Diluted	231,293	206,205	207,424
Net income/(loss) per share
Basic	$1.75	$(7.39)	$1.46
Diluted	$1.72	$(7.39)	$1.44

(1)  For the year ended December 31, 2015, the impact of share-based compensation was anti‑dilutive as a conversion to shares would not increase the loss per share.

ENERPLUS 2016 FINANCIAL SUMMARY               59

15) FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a) Fair Value Measurements

At December 31, 2016, the carrying value of cash, restricted cash, accounts receivable, accounts payable, dividends payable and bank credit facilities approximated their fair value due to the short-term maturity of the instruments.

At December 31, 2016 senior notes included in long‑term debt had a carrying value of $716.0 million and a fair value of $771.0 million (December 31, 2015 - $1,137.2  million and $1,220.8  million, respectively).

There were no transfers between fair value hierarchy levels during the year.

b) Derivative Financial Instruments

The derivative financial assets and credits on the Consolidated Balance Sheets result from recording derivative financial instruments at fair value.

The following tables summarize the change in fair value for the respective years:

				Income
Gain/(Loss) ($ thousands)	December 31, 2016	December 31, 2015	December 31, 2014	Statement Presentation
Equity Swaps	$3,582	$(2,097)	$(9,282)	General and administrative expense
Electricity Swaps	1,135	(408)	(1,275)	Operating expense
Cross Currency Interest Rate Swap:
Interest	—	—	(580)	Interest expense
Foreign Exchange	—	—	16,128	Foreign exchange
Foreign Exchange Derivatives	—	(21,847)	6,149	Foreign exchange
Commodity Derivative Instruments:
Oil	(96,238)	(99,790)	182,019	Commodity derivative
Gas	(13,505)	(45,194)	48,879	instruments
Total Unrealized Gain/(Loss)	$(105,026)	$(169,336)	$242,038

The following table summarizes the effect of Enerplus’ commodity derivative instruments on the Consolidated Statements of Income/(Loss):

($ thousands)	2016	2015	2014
Change in fair value gain/(loss)	$(109,743)	$(144,984)	$230,898
Net realized cash gain/(loss)	80,346	287,708	3,475
Commodity derivative instruments gain/(loss)	$(29,397)	$142,724	$234,373

The following table summarizes the fair values at the respective year ends:

	December 31, 2016		December 31, 2015
	Liabilities		Assets	Liabilities
($ thousands)	Current	Long-term	Current	Current	Long-term
Electricity Swaps	$641	$—	$—	$1,776	$—
Equity Swaps	1,044	891	—	2,324	3,193
Commodity Derivative Instruments:
Oil	17,466	11,375	67,397	—	—
Gas	9,464	—	4,041	—	—
Total	$28,615	$12,266	$71,438	$4,100	$3,193

60               ENERPLUS 2016 FINANCIAL SUMMARY

c) Risk Management

In the normal course of operations, Enerplus is exposed to various market risks, including commodity prices, foreign exchange, interest rates and equity prices, credit risk and liquidity risk.

i)Market Risk

Market risk is comprised of commodity price, foreign exchange, interest rate and equity price risk.

Commodity Price Risk:

Enerplus manages a portion of commodity price risk through a combination of financial derivative and physical delivery sales contracts. Enerplus’ policy is to enter into commodity contracts subject to a maximum of 80% of forecasted production volumes net of royalties and production taxes.

The following tables summarize Enerplus’ price risk management positions at February 23, 2017:

Crude Oil Instruments:

Instrument Type(1)	bbls/day	US$/bbl(1)

Jan 1, 2017 – Jun 30, 2017
WTI Swap	2,000	53.50
WTI Purchased Put	14,000	50.29
WTI Sold Call	14,000	61.14
WTI Sold Put	14,000	38.94
WCS Differential Swap	2,000	(14.75)

Jul 1, 2017 – Dec 31, 2017
WTI Swap	2,000	53.50
WTI Purchased Put	18,000	50.61
WTI Sold Call	18,000	60.33
WTI Sold Put	18,000	39.62
WCS Differential Swap	2,000	(14.75)

Jan 1, 2018 – Dec 31, 2018
WTI Swap	3,000	53.73
WTI Purchased Put	9,500	54.00
WTI Sold Call	9,500	63.09
WTI Sold Put	9,500	43.13

Jan 1, 2019 – Mar 31, 2019
WTI Swap	3,000	53.73
WTI Purchased Put	1,000	56.00
WTI Sold Call	1,000	70.00
WTI Sold Put	1,000	45.00

Apr 1, 2019 – Dec 31, 2019
WTI Purchased Put	4,000	54.69
WTI Sold Call	4,000	66.18
WTI Sold Put	4,000	43.75
(1)	Transactions with a common term have been aggregated and presented as the weighted average price/bbl.

ENERPLUS 2016 FINANCIAL SUMMARY               61

Natural Gas Instruments:

Instrument Type(1)	MMcf/day	US$/Mcf

Jan 1, 2017 – Dec 31, 2017
NYMEX Purchased Put	50.0	2.75
NYMEX Sold Call	50.0	3.41
NYMEX Sold Put	50.0	2.06
(1)	Transactions with a common term have been aggregated and presented as the weighted average price/Mcf.

Electricity Instruments:

Instrument Type	MWh	CDN$/MWh

Jan 1, 2017 – Dec 31, 2017
AESO Power Swap(1)	6.0	44.38
(1)	Alberta Electrical System Operator (“AESO”) fixed pricing.

Physical Contracts:

Instrument Type	MMcf/day	US$/Mcf

Purchases:

Jan 1, 2017 – Oct 31, 2017
AECO-NYMEX Basis	45.0	(0.92)

Nov 1, 2017 – Oct 31, 2018
AECO-NYMEX Basis	45.0	(0.78)

Nov 1, 2018 – Oct 31, 2019
AECO-NYMEX Basis	45.0	(0.72)

Sales:

Jan 1, 2017 – Oct 31, 2017
AECO-NYMEX Basis	80.0	(0.65)

Nov 1, 2017 – Oct 31, 2018
AECO-NYMEX Basis	80.0	(0.65)

Nov 1, 2018 – Oct 31, 2019
AECO-NYMEX Basis	80.0	(0.64)

Foreign Exchange Risk:

Enerplus is exposed to foreign exchange risk in relation to its U.S. operations and U.S. dollar senior notes and working capital. Additionally, Enerplus’ crude oil sales and a portion of its natural gas sales are based on U.S. dollar indices. Enerplus manages the currency risk relating to its senior notes through the derivative instruments detailed below.

Foreign Exchange Derivatives:

During 2014, Enerplus entered into foreign exchange collars to hedge a portion of its foreign exchange exposure on U.S. dollar denominated oil and gas sales.  In 2015, Enerplus entered into foreign exchange forward rate swaps for July through December 2015 to buy US$6 million per month at an average US/CDN rate of 1.20 to partially mitigate losses on the foreign exchange collars entered into in 2014.  The foreign exchange collars and forward rate swaps matured in December 2015, and during 2015 Enerplus recognized $39.2 million in net realized foreign exchange losses (2014 – gain of $0.7 million).

62               ENERPLUS 2016 FINANCIAL SUMMARY

During 2007 Enerplus entered into foreign exchange swaps on US$54.0 million of notional debt at an average US/CDN exchange rate of 1.02. The remaining $10.8 million notional amount under the swap was settled in October 2015 in conjunction with the final principal repayment on the US$54.0 million senior notes, resulting in a realized foreign exchange gain of $3.3 million.

During 2011 Enerplus entered into foreign exchange swaps on US$175.0 million of notional debt at approximately par. These foreign exchange swaps matured between June 2017 and June 2021 in conjunction with the principal repayments on the US$225.0 million senior notes.  During 2015 Enerplus unwound these swaps and recognized a gain of $39.9 million.

Interest Rate Risk:

At December 31, 2016, approximately 97% of Enerplus’ debt was based on fixed interest rates and 3% was based on floating interest rates. At December 31, 2016 Enerplus did not have any interest rate derivatives outstanding.

Equity Price Risk:

Enerplus is exposed to equity price risk in relation to its long‑term incentive plans detailed in Note 14. Enerplus has entered into various equity swaps maturing between 2017 and 2018 and has effectively fixed the future settlement cost on 470,000 shares at a weighted average price of $16.89 per share.

ii) Credit Risk

Credit risk represents the financial loss Enerplus would experience due to the potential non-performance of counterparties to its financial instruments. Enerplus is exposed to credit risk mainly through its joint venture, marketing and financial counterparty receivables.

Enerplus mitigates credit risk through credit management techniques, including conducting financial assessments to establish and monitor counterparties’ credit worthiness, setting exposure limits, monitoring exposures against these limits and obtaining financial assurances such as letters of credit, parental guarantees, or third party credit insurance where warranted. Enerplus monitors and manages its concentration of counterparty credit risk on an ongoing basis.

Enerplus’ maximum credit exposure at the balance sheet date consists of the carrying amount of its non‑derivative financial assets and the fair value of its derivative financial assets. At December 31, 2016 approximately 58% of Enerplus’ marketing receivables were with companies considered investment grade.

At December 31, 2016 approximately $1.9 million or 2% of Enerplus’ total accounts receivable were aged over 120 days and considered past due. The majority of these accounts are due from various joint venture partners. Enerplus actively monitors past due accounts and takes the necessary actions to expedite collection, which can include withholding production, netting amounts off future payments or seeking other remedies including legal action. Should Enerplus determine that the ultimate collection of a receivable is in doubt, it will provide the necessary provision in its allowance for doubtful accounts with a corresponding charge to earnings. If Enerplus subsequently determines an account is uncollectible the account is written off with a corresponding charge to the allowance account. Enerplus’ allowance for doubtful accounts balance at December 31, 2016 was $3.3 million (December 31, 2015 - $3.2 million).

iii) Liquidity Risk & Capital Management

Liquidity risk represents the risk that Enerplus will be unable to meet its financial obligations as they become due. Enerplus mitigates liquidity risk through actively managing its capital, which it defines as debt (net of cash) and shareholders’ capital. Enerplus’ objective is to provide adequate short and longer term liquidity while maintaining a flexible capital structure to sustain the future development of its business. Enerplus strives to balance the portion of debt and equity in its capital structure given its current oil and natural gas assets and planned investment opportunities.

Management monitors a number of key variables with respect to its capital structure, including debt levels, capital spending plans, dividends, access to capital markets, as well as acquisition and divestment activity.

ENERPLUS 2016 FINANCIAL SUMMARY               63

16) COMMITMENTS, CONTINGENCIES AND GUARANTEES

a) Commitments

Enerplus has the following minimum annual commitments at December 31, 2016:

		Minimum Annual Commitment Each Year
($ thousands)	Total	2017	2018	2019	2020	2021	Thereafter
Bank credit facility(1)	$23,226	$—	$—	$23,226	$—	$—	$—
Senior notes(1)	745,599	29,539	29,539	59,539	109,564	109,564	407,854
Transportation commitments	293,624	31,891	29,104	24,618	22,800	19,523	165,688
Processing commitments	42,931	11,427	10,136	10,136	1,550	1,550	8,132
Drilling and completions	29,137	29,137	—	—	—	—	—
Office lease commitments	88,345	12,197	12,006	10,494	10,816	10,848	31,984
Sublease recoveries	(9,293)	(1,956)	(1,613)	(1,709)	(1,759)	(1,516)	(740)
Net office lease commitments	79,052	10,241	10,393	8,785	9,057	9,332	31,244
Total commitments(2)(3)	$1,213,569	$112,235	$79,172	$126,304	$142,971	$139,969	$612,918
(1)	Interest payments have not been included.
(2)

Crown and surface royalties, production taxes, lease rentals and mineral taxes (hydrocarbon production rights) have not been included as amounts paid depend on future ownership, production, prices and the legislative environment.

(3)	US$ commitments have been converted to CDN$ using the December 31, 2016 foreign exchange rate of 1.3427.

b) Contingencies

Enerplus is subject to various legal claims and actions arising in the normal course of business. Although the outcome of such claims and actions cannot be predicted with certainty, the Company does not expect these matters to have a material impact on the Consolidated Financial Statements.  In instances where the Company determines that a loss is probable and the amount can be reasonably estimated, an accrual is recorded.

c) Guarantees

(i)Corporate indemnities have been provided by Enerplus to all directors and officers for various items including costs to settle suits or actions due to their association with Enerplus. Enerplus has purchased directors’ and officers’ liability insurance to mitigate the cost of any potential future suits or actions. Each indemnity, subject to certain exceptions, applies for so long as the indemnified person is a director or officer of Enerplus.

(ii)Enerplus may provide indemnifications in the normal course of business that are often standard contractual terms to counterparties in certain transactions such as purchase and sale agreements. The terms of these indemnifications will vary based upon the contract, the nature of which prevents Enerplus from making a reasonable estimate of the maximum potential amounts that may be required to be paid.

17) GEOGRAPHICAL INFORMATION

As at and for the year ended December 31, 2016 ($ thousands)	Canada	U.S.	Total
Oil and natural gas sales, net of royalties	$233,391	$489,341	$722,732
Operating expenses	134,593	113,324	247,917
Depletion, depreciation and accretion	126,062	202,902	328,964
Property, plant and equipment	304,048	434,382	738,430
Deferred income tax asset	183,691	549,672	733,363
Goodwill	451,121	200,542	651,663

As at and for the year ended December 31, 2015 ($ thousands)	Canada	U.S.	Total
Oil and natural gas sales, net of royalties	$369,559	$514,833	$884,392
Operating expenses	217,077	123,406	340,483
Depletion, depreciation and accretion	198,641	309,538	508,179
Property, plant and equipment	435,604	750,669	1,186,273
Deferred income tax asset	157,356	358,729	516,085
Goodwill	451,121	206,710	657,831

64               ENERPLUS 2016 FINANCIAL SUMMARY

As at and for the year ended December 31, 2014 ($ thousands)	Canada	U.S.	Total
Oil and natural gas sales, net of royalties	$689,135	$837,059	$1,526,194
Operating expenses	254,135	94,461	348,596
Depletion, depreciation and accretion	236,027	331,615	567,642
Property, plant and equipment	1,028,436	1,624,629	2,653,065
Deferred income tax asset	104,752	192,560	297,312
Goodwill	451,121	173,269	624,390

18) SUPPLEMENTAL CASH FLOW INFORMATION

a) Changes in Non‑Cash Operating Working Capital

($ thousands)	December 31, 2016	December 31, 2015	December 31, 2014
Accounts receivable	$16,982	$37,064	$(8,392)
Other current assets	2,154	(2,634)	(6,777)
Accounts payable	(4,061)	(47,260)	(37,245)
	$15,075	$(12,830)	$(52,414)

b) Other

($ thousands)	December 31, 2016	December 31, 2015	December 31, 2014
Income taxes paid/(received)	$(21,244)	$(22,274)	$18,087
Interest paid	$48,545	$65,498	$58,416

ENERPLUS 2016 FINANCIAL SUMMARY               65